Q3 and first nine months 2026 financial report (management's discussion and analysis)

STRONG REVENUE INCREASE IN THE FIRST NINE MONTHS OF 2026, DRIVEN BY HIGHER SALES OF ON-PREMISE QUANTUM COMPUTERS, ON TRACK TO ACHIEVE FULL YEAR OUTLOOK

Three Months ended September 30, 2026 in brief

•
Revenue increased by 51% to EUR 8.9 million compared with EUR 5.9 million for the three months ended September 30, 2025. The increase was mainly driven by progress in projects recognized as revenue over time.
•
Gross profit amounted to EUR 4.2 million compared with EUR 2.3 million for the three months ended September 30, 2025.
•
Operating loss was EUR 171.2 million, compared with an operating loss of EUR 14.1 million for the three months ended September 30, 2025, primarily reflecting a EUR 127.1 million share-based listing expense and transaction costs related to IQM's public listings, as well as an acceleration of research and development activity and higher headcount.
•
Loss for the period amounted to EUR 152.6 million, compared with EUR 12.6 million in the corresponding period of 2025.
•
Loss per share amounted to EUR 0.81 per share, compared to EUR 0.41 per share in the corresponding period of 2025.

Nine Months ended September 30, 2026 in brief

•
Revenue increased by 49% to EUR 17.7 million compared with EUR 11.9 million for the nine months ended September 30, 2025. The increase was mainly attributable to higher quantum computer sales and progress in projects recognized over time.
•
Gross profit amounted to EUR 7.8 million, compared with EUR 4.7 million for the nine months ended September 30, 2025.
•
Operating loss was EUR 231.8 million, compared with an operating loss of EUR 45.8 million for the nine months ended September 30, 2025, primarily reflecting a EUR 127.1 million share-based listing expense and transaction costs related to IQM's public listings, as well as an acceleration of research and development activity and higher headcount.
•
Loss for the period amounted to EUR 227.5 million, compared with EUR 47.2 million in the corresponding period of 2025.
•
Net cash used in operating activities amounted to EUR 98.5 million, compared with EUR 74.6 million for the nine months ended September 30, 2025.
•
Cash and cash equivalents amounted to EUR 260.4 million as of September 30, 2026.
•
Order backlog amounted to EUR 102.5 million at September 30, 2026 compared with EUR 67.3 million at the beginning of the year. The increase since the beginning of the year reflected new order intakes exceeding the revenue recognized from projects already included in the backlog.
•
Loss per share amounted to EUR 2.72 per share, compared to EUR 1.54 per share in the corresponding period of 2025.

CEO Review

The third quarter of 2026 was a quarter of strong execution for IQM. Our strategy of bringing full-stack quantum computers directly into high-performance computing centers, research institutions and enterprise environments continued to translate into contracted deployments and repeatable delivery, and we continued to invest in our technology roadmap and our delivery capabilities.

During the reporting period, we completed our business combination and entered the public markets under the ticker IQMX. Trading commenced on the Nasdaq Global Select Market in New York on July 2, 2026, followed by a listing on Nasdaq Helsinki on July 3, 2026. Completing the transaction within five months of its announcement reflects the organizational strength and execution capability we have built over recent years. The dual listing is an important milestone for IQM and provides an enhanced platform to attract international investment, expand our global presence and pursue our long-term growth strategy.

On technology, the first two 150-qubit customer systems have left our factory and are being installed at the customer sites, with final delivery scheduled by year-end. We also entangled all 54 qubits on our IQM Emerald processor and demonstrated new connectivity on our Star topology, the building block for our error-correction roadmap. Furthermore, the expansion of our fabrication facility in Espoo, Finland remains on track.

We also made significant commercial progress during the third quarter. In July, CSC selected IQM to deliver LUMI-IQ, an IQM Halocene system for the LUMI AI Factory and the first order for our error-correction platform, with a total value of EUR 33 million. The system will be delivered in three stages between 2027 and 2029. During the third quarter, IQM secured further system orders from the Eldorado Research Institute in Campinas, Brazil and the Community of Madrid. The Eldorado order marks our first customer in South America. At Oak Ridge National Laboratory, our IQM Radiance 20 system is now live and operational.

Order intake amounted to EUR 42.2 million in the third quarter and EUR 52.9 million for the nine months ended September 30, 2026. Our order backlog increased to EUR 102.5 million (June 30, 2026: EUR 69.1 million), of which we expect EUR 59.5 million to be recognized as revenue within the next 12 months. Revenue was EUR 8.9 million in the third quarter and EUR 17.7 million for the nine months, an increase of 49% compared with EUR 11.9 million in the prior-year period. Gross margin for the third quarter was 47%, remaining consistent with Q2 (46%).

Our reported operating loss was EUR 171.2 million for the third quarter and EUR 231.8 million for the nine months. This includes a one-time, non-cash share listing expense of EUR 127.1 million and EUR 13.5 million of one-time transaction costs related to the business combination. We ended the quarter with cash and cash equivalents of EUR 260.4 million, which provides a runway into the second quarter of 2028.

Jan Goetz
Co-Founder and CEO

Merger with RAAQ and stock exchange listing

On February 22, 2026, the Company entered into a business combination agreement with Real Asset Acquisition Corp. (“RAAQ”), a special purpose acquisition company listed on Nasdaq. The transaction was completed on July 1, 2026 (the “Closing”). At the Closing, RAAQ merged with and into IQM US LLC, a wholly owned subsidiary of the Company, and ceased to exist as a separate legal entity (the “Merger”).

In connection with the Merger, the Company delivered 14,381,747 shares held in treasury, in the form of American Depositary Shares (“ADSs”), to the former shareholders of RAAQ. Of these, 10,006,747 shares were delivered for RAAQ Class A ordinary shares that had not been redeemed and 4,375,000 shares for RAAQ Class B ordinary shares. Prior to the Closing, holders of 7,243,253 RAAQ Class A ordinary shares exercised their redemption rights. In addition, the Company assumed the outstanding warrants of RAAQ, which became 12,530,970 warrants to acquire shares in the Company (the “IQM Warrants”, see Note 7.2). Concurrently with the Closing, the Company sold 14,548,000 shares held in treasury to investors in a private placement at a price of USD 10.00 per share (the “PIPE”).

The Group received gross proceeds of EUR 208.5 million, comprising EUR 81.3 million released from RAAQ’s trust account and EUR 127.2 million from the PIPE. The ADSs and the public IQM Warrants have been traded on the Nasdaq Global Select Market under the symbols “IQMX” and “IQMXW”, respectively, since July 2, 2026. The Company’s shares have been traded on Nasdaq Helsinki since July 3, 2026.

Key Factors Impacting Our Performance

We believe that the performance and future success of our business depend on several factors. While these factors present significant opportunities, they also pose risks and challenges that we must address to improve our results of operations.

Technologically Advanced Product Portfolio

Our success depends in part on our ability to deliver high-performance quantum computers and related solutions designed to meet the evolving requirements of our customers, including research institutions, governments and enterprises. We specialize in building quantum computers for high-performance computing, research applications and industry use-cases, and our technology focuses on scalable architecture and integrated quantum processors designed for fault-tolerant systems. Our technology roadmap includes advancing qubit fidelity, error correction, and modular designs to enable large-scale quantum systems. We intend to invest heavily in research and development to extend our technology leadership and advance our portfolio of quantum computers.

Expansion of Partnerships

Our success also depends in part on our ability to identify and enter into strategic partnership opportunities to accelerate the development of our technological capabilities and the broader quantum computing ecosystem. To date, we have established partnerships with major research institutions and government agencies across Europe, North America and Asia. We are also working on projects with various industrial partners to develop solutions for quantum-based applications in material science, finance, energy, chemistry, and logistics. We intend to continue to seek new partnership opportunities that we believe accelerate our technology roadmap and growth strategy.

Customer Acquisition and Retention

Our success in achieving our growth objectives will depend on our ability to increase adoption of quantum computing technology and sales of our quantum computers. We believe that we are well-positioned to benefit from the development of quantum computing technology. As adoption of quantum computing technology increases, we believe the intuitive and accessible user experience provided by our quantum computers will enable us to attract new customers and commercial partners. As we execute on our strategy, we believe the reliability and use of our platform will create virtuous network effects, driving adoption of quantum computing technologies, which will further encourage investment in quantum computing and thereby accelerate our product roadmap.

Our ability to attract new and retain existing customers will depend on a number of factors, including the technological capabilities of our quantum computers, the offerings of our competitors and the effectiveness of our go-to-market and partnership activities. We will need to dedicate significant resources to further develop our commercial and manufacturing capabilities.

Industry Trends

The quantum computing market is projected to grow significantly as industries seek solutions for optimization, material science, and cryptography. To date, we have benefited from Europe’s strong push for technological sovereignty and quantum investments. However, the industry is characterized by rapid technological development, and global competition from North American and Asian players with larger funding pools poses a risk. Our success will depend on our ability to achieve quantum advantage and demonstrate practical use cases for our quantum computers. Additionally, the demand for talent is increasing as the quantum computing market grows, creating challenges for companies in the industry to attract and retain talent, leading to talent shortages. Classical computing is also advancing technologically which could delay quantum adoption.

Availability of Capital

The success of our growth strategy is contingent upon significant and sustained capital investment to achieve the necessary technological and commercial scale. We intend to invest significantly to accelerate our technology roadmap and scale our manufacturing processes. Realizing our growth objectives will require material financial commitment to both hardware infrastructure development and the expansion of our scientific and commercial teams to support and service a global customer base. Our ability to secure adequate capital will therefore be critical to achieve our growth objectives and facilitate enterprise adoption of quantum computing.

Macroeconomic Environment

Our results of our operations may vary based on the impact of changes in the global economy. Negative conditions in the general economy in countries where we operate, including conditions resulting from changes in gross domestic product growth, inflation, interest rates, financial and credit market fluctuations, international trade relations and tariffs, pandemics, political turmoil, natural catastrophes, warfare, terrorist attacks, and geopolitical impacts on global supply chains, could negatively affect our business, including progress toward the development of quantum computing. It is not possible at this time to estimate the long-term impact that these and related events could have on our business, as this will depend on future developments that are highly uncertain and cannot be predicted. If any such adverse conditions occur, persist and deepen, our customers may slow their spending on quantum computing technology and we may experience a decrease in demand for our products. We may also experience an inability to access additional capital if needed which could negatively impact our liquidity.

Key Components of Results of Operations

Revenue from Contracts with Customers

We primarily generate revenue from sales of our on-premises quantum computer systems, including co-development projects, and related professional services such as training, maintenance and technical support. In addition, we generate revenue from cloud-based usage of our quantum computers.

We recognize revenue from sales of customized quantum computer systems over time and recognize at a point in time when control transfers to the customer for standardized products or system sales. Revenue from cloud-based access and patent licensing agreements is recognized based on usage. Revenue from service, maintenance, and technical support is recognized over time on a straight-line basis over the contract term. Training revenue is either recognized as part of performance obligation of a delivery project or as separate performance obligation at point in time when the service is delivered.

Cost of Revenue

Cost of revenue consists primarily of all direct and indirect expenses related to delivering projects, which typically involve the design, fabrication, delivery, and installation of advanced quantum computing systems. The costs are directly linked to the performance obligations under customer contracts. Cost of revenue also includes depreciation and amortization of assets which support the delivery of our projects, as well as costs related to logistics and warranty. In addition, there are allocated overhead costs for corporate functions and related costs such as depreciation, healthcare benefits, training and software.

Operating Expenses

Selling expenses

Selling expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits, stock-based compensation and social security for sales and business development personnel, marketing activities, advertising, travel expenses related to sales activities, external agency support, and public engagement initiatives. Selling expenses also include costs related to customer success teams and technical support staff. In addition, a portion of overhead costs are allocated to selling expenses for corporate functions and related costs such as depreciation, healthcare benefits, training and software.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel-related expenses, including salaries, bonuses, benefits, stock-based compensation and social security for personnel in corporate functions such as finance, legal, human resources, and executive management. Fees for external consultants and professional service providers supporting strategic and compliance-related activities as well as communications and enterprise IT infrastructure costs are also included in general and administrative expenses. There is also a portion of overhead costs allocated to general and administrative expenses for corporate functions and related costs such as depreciation, healthcare benefits, training and software.

Research and Development Expenses

Research and development expenses relate to the advancement of our quantum computing technologies and system integration capabilities. These include personnel-related expenses, including salaries, bonuses, benefits, stock-based compensation and social security for physicists, engineers, and other technical staff involved in hardware, software, and algorithm development related to our quantum computers. Research and development costs also include expenses for specialized equipment, development software, as well as infrastructure costs such as computer resources, hosting services, and data centers which support these activities. Additionally, a portion of overhead costs are allocated to research and development expenses for corporate functions and related costs such as depreciation, healthcare benefits, training and software.

Impairment losses on financial assets

Impairment losses on financial assets include the allowance for expected credit losses on trade receivables.

Other operating income

Other operating income consists primarily of income from the ADS program and income from government grants. The ADS income comprises the Company’s share of the fees charged to shareholders by the depositary bank, BNY Mellon, upon the conversion of shares into ADSs (and vice versa), which are shared between the depositary and the Company under the depositary agreement.

Share listing expense

The Group recorded a non-recurring and non-cash share listing expense in connection with the business combination with RAAQ. The expense was calculated based on the excess of the fair value of the equity instruments deemed issued as consideration over the identifiable net assets acquired. This non-recurring listing expense is included within operating expenses and is therefore reflected in the operating loss for the period.

Result of Operations

Comparison of the Periods Ended September 30, 2026 and 2025

The following table sets forth our results of operations for the periods presented:

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
in EUR thousand	2026	2025	Amount	%	2026	2025	Amount	%

Revenue from contracts with customers	8,857	5,877	2,980	51%	17,727	11,911	5,816	49%
Cost of revenue	(4,696)	(3,541)	(1,155)	33%	(9,961)	(7,168)	(2,793)	39%
Gross profit	4,161	2,336	1,825	78%	7,766	4,743	3,023	64%
Gross margin	47%	40%	-		44%	40%	-

Selling expenses	(4,349)	(1,418)	(2,931)	NM	(11,398)	(3,784)	(7,614)	NM
General and administrative expenses	(27,035)	(2,748)	(24,287)	NM	(53,236)	(9,660)	(43,576)	NM
Research and development expenses	(20,354)	(13,737)	(6,618)	48%	(54,401)	(39,387)	(15,014)	38%
Impairment losses (including reversals of impairment losses) on financial assets	127	-	127	NM	147	(4)	151	NM
Other operating income	5,137	1,512	3,626	NM	8,279	2,450	5,830	NM
Other operating expenses	(1,870)	(64)	(1,806)	NM	(1,876)	(112)	(1,765)	NM
Share listing expense	(127,055)	-	(127,055)	NM	(127,055)	-	(127,055)	NM
Operating loss	(171,236)	(14,119)	(157,118)	NM	(231,773)	(45,754)	(186,019)	NM

Finance income	23,359	1,795	21,564	NM	28,426	2,764	25,663	NM
Finance costs	(4,530)	(288)	(4,242)	NM	(23,930)	(4,138)	(19,793)	NM
Loss before income tax	(152,407)	(12,612)	(139,796)	NM	(227,278)	(47,128)	(180,150)	NM

Income tax	(223)	-	(223)	NM	(249)	(59)	(191)	NM
Loss for the period	(152,630)	(12,612)	(140,018)	NM	(227,527)	(47,187)	(180,340)	NM

Revenue from Contracts with Customers

Revenue increased by EUR 3.0 million, or 51%, to EUR 8.9 million for the three months ended September 30, 2026 as compared to EUR 5.9 million for the three months ended September 30, 2025. Revenue increased by EUR 5.8 million, or 49%, to EUR 17.7 million for the nine months ended September 30, 2026 as compared to EUR 11.9 million for the nine months ended September 30, 2025.

The overall increase in revenue for the nine months ended September 30, 2026 was driven by higher value standardized quantum computer system deliveries and greater progress on customer projects for which revenue is recognized over time compared to the corresponding period in 2025. The increase in revenue for the three months ended September 30, 2026 was primarily driven by progress on customized projects for which revenue is recognized over time in comparison to the corresponding period in 2025 and the three months ended June 30, 2026.

We expect revenue to grow as we deliver against both our order backlog and new orders and achieve milestones on our technology roadmap.

Cost of Revenue

Cost of revenue increased by EUR 1.2 million, or 33%, to EUR 4.7 million for the three months ended September 30, 2026 as compared to EUR 3.5 million for the three months ended September 30, 2025. Cost of revenue increased by EUR 2.8 million, or 39%, to EUR 10.0 million for the nine months ended September 30, 2026 as compared to EUR 7.2 million for the nine months ended September 30, 2025.

The increases were primarily in line with the higher revenue generated during the respective periods and reflected the increased use of personnel and material resources required to support higher sales volumes and progress on customer projects.

We expect cost of revenue to increase with growing sales of our quantum computer systems.

Operating Expenses

Selling Expenses

Selling expenses increased by EUR 2.9 million to EUR 4.3 million for the three months ended September 30, 2026 as compared to EUR 1.4 million for the three months ended September 30, 2025. Selling expenses increased by EUR 7.6 million to EUR 11.4 million for the nine months ended September 30, 2026 as compared to EUR 3.8 million for the nine months ended September 30, 2025.

The increase for the three months ended September 30, 2026 was mainly attributable to higher personnel-related costs of EUR 1.6 million, consulting fees of EUR 0.1 million, and expenses for conferences, trade shows and other marketing-related events of EUR 0.5 million.

The increase for the nine months ended September 30, 2026 was primarily due to an increase of EUR 4.0 million in personnel-related costs, an increase of EUR 0.6 million in consulting fees, and an increase of EUR 1.0 million in conference expenses, trade shows and other marketing related events.

We expect selling expenses to increase due to a scale up in the sales force as well as higher marketing expenses.

General and Administrative Expenses

General and administrative expenses increased by EUR 24.3 million to EUR 27.0 million for the three months ended September 30, 2026 as compared to EUR 2.7 million for the three months ended September 30, 2025. General and administrative expenses increased by EUR 43.6 million to EUR 53.2 million for the nine months ended September 30, 2026 as compared to EUR 9.7 million for the nine months ended September 30, 2025.

The increase for the three months and nine months ended September 30, 2026 was primarily attributable to transaction costs of approximately EUR 13.5 million and EUR 23.4 million, respectively, recognized as expenses in connection with the business combination, the commencement of U.S. trading and the Finnish initial public offering.

General and administrative expenses, excluding transaction costs, also increased during the nine months ended September 30, 2026, primarily due to EUR 10.6 million higher personnel-related expenses resulting from the expansion of the workforce and an increase in share-based payment expenses of EUR 7.0 million. In addition, accounting and audit expenses increased by EUR 2.0 million, mainly reflecting the enhanced financial reporting, audit and regulatory requirements associated with becoming a publicly listed company. The increase for the three months ended September 30, 2026 was mainly attributable to EUR 5.6 million higher personnel-related expenses and an increase in share-based payment expenses of EUR 3.2 million.

We expect general and administrative expenses to increase due to the overall growth of the business. However, this will be partially offset by a decrease in listing related costs, which are concentrated in the nine months ended September 30, 2026.

Research and Development Expenses

Research and development expenses increased by EUR 6.6 million, or 48%, to EUR 20.4 million for the three months ended September 30, 2026 as compared to EUR 13.7 million for the three months ended September 30, 2025. Research and development expenses increased by EUR 15.0 million, or 38%, to EUR 54.4 million for the nine months ended September 30, 2026 as compared to EUR 39.4 million for the nine months ended September 30, 2025.

The increase in research and development expenses was primarily driven by the continued expansion of the Company’s quantum computing development activities. This included higher personnel-related costs as well as increased expenditure for prototype development, testing, laboratory equipment and materials.

We expect research and development expenses to increase due to overall growth of the business and progress on our technology roadmap.

Other Operating Income

Other operating income increased by EUR 3.6 million to EUR 5.1 million for the three months ended September 30, 2026 as compared to EUR 1.5 million for the three months ended September 30, 2025. Other operating income increased by EUR 5.8 million to EUR 8.3 million for the nine months ended September 30, 2026 as compared to EUR 2.4 million for the nine months ended September 30, 2025.

This increase was primarily attributable to income from the ADS program amounting to EUR 2.7 million.

Share listing expense

Share listing expense amounted to EUR 127.1 million. The fair value of the shares issued to former RAAQ shareholders was based on the closing market price of IQM’s Class A ordinary shares on Nasdaq on July 2, 2026. The respective U.S. dollar value was translated into euros using the ECB reference exchange rate as of July 1, 2026.

Financial Result

Finance Income

Finance income increased by EUR 21.6 million to EUR 23.4 million for the three months ended September 30, 2026 as compared to EUR 1.8 million for the three months ended September 30, 2025. Finance income increased by EUR 25.7 million to EUR 28.4 million for the nine months ended September 30, 2026 as compared to EUR 2.8 million for the nine months ended September 30, 2025.

The major increase in finance income for the nine months ended September 30, 2026, was primarily driven by a gain of EUR 21.9 million recognized during the three months ended September 30, 2026, resulting from the change in the fair value of financial liabilities assumed in connection with the merger with RAAQ. The fair value of these financial liabilities decreased from EUR 44.2 million at closing to EUR 22.3 million as of September 30, 2026. The gain reflects the impact of changes in the Company's share price and the USD/EUR exchange rate.

Finance Costs

Finance costs increased by EUR 4.2 million to EUR 4.5 million for the three months ended September 30, 2026 as compared to EUR 0.3 million for the three months ended September 30, 2025. Finance costs increased by EUR 19.8 million to EUR 23.9 million for the nine months ended September 30, 2026 as compared to EUR 4.1 million for the nine months ended September 30, 2025.

The increase for the three months ended September 30, 2026 was primarily driven by the derecognition of derivative financial assets associated with the three PIPE agreements of EUR 4.1 million, the value of which was driven by changes in the USD/EUR exchange rate.

The increase for the nine months ended September 30, 2026 was primarily attributable to a share price-driven increase in the fair value of the Kreos Loan warrants of EUR 5.1 million, an increase of EUR 9.0 million in the fair value of the derivative financial liability relating to the conversion option embedded in the Aalto loan agreement, and revisions to the estimated future cash flows of the Kreos Loan.

Key Operating Metric

In addition to the measures presented in our consolidated financial statements, we use Order Backlog as an indicator of future revenues from existing signed orders. This approach provides management with a transparent bridge from confirmed orders to revenue, linking sales performance with revenue realization.

We believe this metric provides useful information for the market to understand and evaluate our results of operations in the same manner as our management team.

Order Backlog represents the value of binding customer orders that have been confirmed but not yet recognized as revenue at a point in time. We calculate Order Backlog as the point in time balance of Order Intake less recognized revenue. Order Intake represents the total monetary value of binding customer orders signed during the period, excluding pipeline or expected orders, and reflects new business secured and future revenue generation.

This metric is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with IFRS Accounting Standards, and may differ from similarly titled metrics or measures presented by other companies. Certain judgments and estimates are inherent in our processes to calculate this metric.

The table below sets forth our Order Backlog (movement) as of September 30, 2026 and September 30, 2025.

	For the three months ended September 30,		Change		For the nine months ended September 30,		Change
in EUR thousand	2026	2025	Amount	%	2026	2025	Amount	%
Order Backlog at the beginning of reporting period	69,106	75,591	(6,485)	-9%	67,321	30,132	37,190	NM
Total Order Intake	42,236	6,717	35,519	NM	52,890	58,210	(5,320)	-9%
Hardware and service	41,702	6,500	35,202	NM	51,573	57,573	(5,999)	-10%
Cloud platform	457	217	240	NM	724	289	435	NM
Other	76	-	76	NM	593	349	244	70%
Total recognized revenue	8,857	5,877	2,980	51%	17,727	11,911	5,816	49%
Hardware and service	8,697	5,787	2,910	50%	16,974	11,441	5,533	48%
Cloud platform	84	90	(6)	-7%	228	121	106	88%
Other	76	-	76	NM	526	349	177	51%
Order Backlog at the end of reporting period	102,484	76,431	26,053	34%	102,484	76,431	26,053	34%

In comparison to December 31, 2025, Order Backlog increased by EUR 35.2 million, or 52%, to EUR 102.5 million during the nine months ended September 30, 2026. The Group calculates Order Backlog as the point in time balance of Order Intake less recognized revenue. Order Intake represents the total monetary value of binding customer orders signed during the period, excluding pipeline or expected orders, and reflects new business secured and future revenue generation.

For the three months and nine months ended September 30, 2026, Order Intake amounted to EUR 42.2 million and EUR 52.9 million respectively. Order Intake for the three months ended September 30, 2026 includes EUR 33.0 million related to the LUMI AI Factory contract for an IQM Halocene 150 Qubit system, as well as orders from the Eldorado Research Institute in Brazil and the Community of Madrid in Spain.

The strong Order Intake in 2025 continues to be converted into revenue today, with recognized revenue rising by 49% to EUR 17.7 million for the nine months ended September 30, 2026. Of the EUR 102.5 million Order Backlog as of September 30, 2026, EUR 59.5 million is expected to be recognized as revenue within the next 12 months.

Liquidity and Capital Resources

As of the reporting date on September 30, 2026, we held cash of EUR 260.4 million and have, to-date, primarily funded our operations through issuances of equity securities, as well as borrowings under debt facilities. Based on current forecasts, management believes our existing resources are sufficient to meet operating and capital expenditure needs for at least the next twelve months from this reporting date. We anticipate that we will meet our long-term cash requirements and obligations through operating cash flows and future equity or debt financings.

We have incurred net losses since inception and experienced negative cash flows from operations. During the nine months ended September 30, 2026 and 2025, we incurred net losses of EUR 227.5 million and EUR 47.2 million, respectively. For the three months ended September 30, 2026 and 2025, our net loss was EUR 152.6 million and EUR 12.6 million, respectively. As of September 30, 2026, we had an accumulated deficit of EUR 459.8 million. We expect to incur additional losses and higher operating expenses for the foreseeable future as we continue to invest in research and development programs.

Our primary uses of cash are to fund our operations as we continue to grow our business. We will require a significant amount of cash for expenditure as we invest in ongoing research and development and business operations. Until such time as we can generate significant revenue from cloud-based quantum computer offering and our professional services, we expect to finance our cash needs through public or private equity or debt financings or other capital sources. However, we may be unable to raise additional funds or enter into such other arrangements, when needed, on favorable terms or at all. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, or substantially reduce our development efforts. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors.”

Prepayment notice of Kreos Capital loan and Warrants Exercise

On July 6, 2026, Kreos exercised all outstanding warrants through a net exercise, resulting in the issuance of 577,237 shares. The subscription price was EUR 0.01 per share. Upon exercise, the warrant liability of EUR 6.6 million was derecognized and recognized in equity. Following the exercise, no Kreos warrants remain outstanding as of September 30, 2026.

On July 31, 2026, the Group fully repaid the Kreos loan, resulting in a total cash outflow of EUR 5.8 million, including principal, accrued interest and early repayment fees. The early repayment resulted in a loss on derecognition of EUR 0.9 million, recognized in finance costs during the nine months ended September 30, 2026.

Material Cash Requirements

Our material contractual commitments as of September 30, 2026 primarily relate to purchases of production material, capital expenditures and existing lease commitments.

As of September 30, 2026, we have total lease obligations of EUR 15.2 million, with EUR 2.8 million payable within 12 months. Other than lease commitments, capital expenditures and production material purchases, cash requirements for fiscal year 2026 are expected to consist primarily of operating expenses.

Cash Flows

The following table sets forth our cash flows for the period indicated:

	For the nine months ended September 30,
in EUR thousand	2026	2025
Net cash (used in) provided by:
Operating activities	(98,458)	(74,559)
Investing activities	(7,027)	(2,281)
Financing activities	218,575	238,505
Effect of exchange rate changes on cash and cash equivalents	784	(43)
Net increase in cash and cash equivalents	113,090	161,666

Cash Flows Used in Operating Activities

Net cash used in operating activities during the nine months ended September 30, 2026 was EUR 98.5 million, resulting primarily from a net loss of EUR 227.5 million, adjusted for non-cash charges including depreciation and amortization of EUR 9.6 million, share-based compensation related expenses of EUR 15.2 million as well as a Share Listing expense of EUR 127.1 million. These were partially offset by finance costs of EUR 4.5 million, changes in inventories of EUR 20.8 million, working capital adjustments of EUR 2.8 million and other non-cash items of EUR 0.3 million.

Net cash used in operating activities during the nine months ended September 30, 2025 was EUR 74.6 million, resulting primarily from a net loss of EUR 47.2 million, adjusted for non-cash charges including depreciation and amortization of EUR 9.4 million. These were partially offset by changes in inventories of EUR 2.0 million, working capital adjustments of EUR 39.4 million and other non-cash items of EUR 0.1 million. Additional adjustments included EUR 3.5 million in share-based payments, and EUR 1.2 million in finance cost.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2026 was EUR 7.0 million representing additions of EUR 8.2 million in property and equipment primarily related to the development and upgrade of our quantum computing systems as well as a payment of EUR 1.9 million to acquire a software as part of the Quantistry acquisition. This outflow was partially offset by interest received of EUR 2.4 million. In addition, during the nine months ended September 30, 2026, an industrial system under development, which was presented within other current assets as of year-end, was sold to the original supplier for EUR 1.0 million.

Net cash used in investing activities during the nine months ended September 30, 2025 was EUR 2.3 million, primarily due to purchases of property, plant, and equipment totaling EUR 3.6 million. This outflow was partially offset by interest received of EUR 1.2 million.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities during the nine months ended September 30, 2026 was EUR 218.6 million, primarily reflecting proceeds from equity contributions of EUR 208.5 million, including equity proceeds of EUR 127.2 million and the release of cash held in trust in connection with the merger of EUR 81.3 million, as well as the exercise of warrants of EUR 20.5 million. This inflow was partially offset by directly attributable transaction cost of EUR 5.5 million, repayments of Kreos Loan of EUR 5.0 million and of lease liabilities of EUR 2.0 million and interest paid of EUR 1.8 million, including repayment fees.

Net cash provided by financing activities during the nine months ended September 30, 2025 was EUR 238.5 million, primarily driven by proceeds from equity contribution of EUR 270.3 million. This inflow was partially offset by share buybacks of EUR 22.4 million, repayments of lease liabilities of EUR 2.8 million and interest paid of EUR 0.8 million.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties. A detailed discussion of the risks that affect our business is included in the section titled “Risk Factors” in our listing prospectus published on July 1, 2026, our Registration Statement on Form F-4, as amended, and our Registration Statement on F-1 filed on August 18, 2026, as amended. There were no material changes during the period covered in these financial statement to the Risk Factors previously disclosed in our most recent filings.

Forward-Looking Statements

This report includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, for example, statements regarding IQM’s strategies, future or anticipated market or competitive position, business plans and future performance, including IQM’s cash runway and outlook for full-year 2026. These statements are based on IQM’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, and/or regulatory factors, and other risks and uncertainties affecting the operation of IQM’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in IQM’s filings with the United States Securities and Exchange Commission and Finnish regulatory bodies. The information set forth herein should be read in light of such risks. IQM is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

Critical Accounting Estimates

The preparation of these interim financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. We also make estimates and assumptions that affect the reported amounts and related disclosures for the periods presented. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly. Additionally, changes in assumptions, estimates or assessments due to unforeseen events or otherwise could have a material impact on our financial position or results of operations.

There were no changes to the critical accounting estimates, assumptions and judgments compared to those disclosed in the interim financial statements as of June 30, 2026 and the consolidated financial statements as of December 31, 2025.

Personnel

As of September 30, 2026, we had a global workforce of 490, including 459 employees and 31 external staff (including contractors and freelancers), compared to a global workforce of 460 (423 employees and 37 external staff) as at June 30, 2026.

Changes in Shares and shareholders

During the three months ended September 30, 2026, our share capital structure changed significantly in connection with the Business Combination and the related capital restructuring described above under Business Combination Transaction and Helsinki Stock Exchange Listing.

On July 1, 2026, we completed the Business Combination. We delivered 14,381,747 treasury shares, in the form of ADSs, to the former shareholders of RAAQ: 10,006,747 for non-redeemed RAAQ Class A ordinary shares and 4,375,000 for RAAQ Class B ordinary shares. Concurrently, we sold 14,548,000 treasury shares to investors in the PIPE at a price of USD 10.00 per share. In total, we transferred 28,929,747 treasury shares and received gross proceeds of EUR 208.5 million, comprising EUR 81.3 million released from RAAQ’s trust account and EUR 127.2 million from the PIPE (see Note 1.4). In addition, the outstanding warrants of RAAQ became 12,530,970 IQM Warrants, each entitling its holder to subscribe for one share, delivered in the form of one ADS, at an exercise price of USD 11.50. Of these, 8,624,989 are public warrants and 3,905,981 are private placement warrants. The

IQM Warrants became exercisable on July 31, 2026 and expire on July 1, 2031. No IQM Warrants were exercised or redeemed during the three months ended September 30, 2026 (see Note 7.2).

Following the Business Combination, the following further changes in our shares occurred during the three months ended September 30, 2026:

On July 6, 2026, Kreos exercised in full, on a cashless basis, the warrants granted to it under the Warrant Agreement dated December 23, 2025. As a result, 577,237 new shares were issued. No Kreos warrants remain outstanding.

On July 9, 2026, we transferred 43,255 treasury shares to certain members of our Board of Directors as their annual remuneration, in accordance with the resolution of the Annual General Meeting held on June 12, 2026.

On July 29, 2026, 183,619 new shares were registered following the exercise of share options under our Employee Stock Ownership Plan (ESOP).

As of September 30, 2026, we had 263,223,216 issued shares, of which 73,726,998 were held in treasury, representing 28.01% of all shares and votes. The number of shares outstanding, excluding treasury shares, amounted to 189,496,218.

The weighted average number of shares used in our basic and diluted loss per share calculation was 189,340,768 for the three months ended September 30, 2026 and 83,782,832 for the nine months ended September 30, 2026. The share split has been applied retrospectively to all periods presented. The increase compared with the prior-year periods mainly reflects the conversion of the preferred shares on June 30, 2026, which only affected the weighted average from that date, and the delivery and sale of treasury shares to the former RAAQ shareholders and the PIPE investors on July 1, 2026 (see Note 4.6).

Our ADSs and our public IQM Warrants have been traded on the Nasdaq Global Select Market under the symbols “IQMX” and “IQMXW” since July 2, 2026. Our ordinary shares have been traded on the regulated market of Nasdaq Helsinki Ltd under the trading code “IQMX” since July 3, 2026.

Espoo, Finland, November 5, 2026

IQM Quantum Computer Oyj

Board of Directors

I.
Unaudited interim condensed consolidated statement of loss

		For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	Notes	2026	2025	2026	2025

Revenue from contracts with customers	3	8,857	5,877	17,727	11,911
Cost of revenue		(4,696)	(3,541)	(9,961)	(7,168)
Gross profit		4,161	2,336	7,766	4,743

Selling expenses		(4,349)	(1,418)	(11,398)	(3,784)
General and administrative expenses	4.1	(27,035)	(2,748)	(53,236)	(9,660)
Research and development expenses		(20,354)	(13,737)	(54,401)	(39,387)
Impairment losses (including reversals of impairment losses) on financial assets		127	-	147	(4)
Other operating income	4.2	5,137	1,512	8,279	2,450
Other operating expenses		(1,870)	(64)	(1,876)	(112)
Share listing expense	4.3	(127,055)	-	(127,055)	-
Operating loss		(171,236)	(14,119)	(231,773)	(45,754)

Finance income	4.4	23,359	1,795	28,426	2,764
Finance costs	4.4	(4,530)	(288)	(23,930)	(4,138)
Loss before income tax		(152,407)	(12,612)	(227,278)	(47,128)

Income tax	4.5	(223)	-	(249)	(59)
Loss for the period		(152,630)	(12,612)	(227,527)	(47,187)

Attributable to:
Equity holders of the parent	6	(152,630)	(12,612)	(227,527)	(47,187)

Loss per share (in EUR) attributable to the ordinary equity holders of the company:	4.6
Basic loss per share		(0.81)	(0.41)	(2.72)	(1.54)
Diluted loss per share		(0.81)	(0.41)	(2.72)	(1.54)

II.
Unaudited interim condensed consolidated statement of comprehensive loss

		For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	Notes	2026	2025	2026	2025
Loss for the period		(152,630)	(12,612)	(227,527)	(47,187)

Other comprehensive income
Items, that might be reclassified into consolidated statement of loss
Cashflow hedging	7.2	(25)	-	(25)	-
Currency translation of foreign subsidiaries		286	(2)	266	(20)

Items, that will not be reclassified into consolidated statement of loss (net of deferred tax)
Remeasurements of defined benefit plans		-	-	(3)	-

Other comprehensive income for the period, net of deferred tax		260	(2)	237	(20)

Total comprehensive loss for the period		(152,369)	(12,614)	(227,290)	(47,207)

Attributable to:
Equity holders of the parent	6	(152,369)	(12,614)	(227,290)	(47,207)

III.
Interim condensed consolidated statement of financial position

		Unaudited
in EUR thousand	Notes	September 30, 2026	December 31, 2025
Assets
Non-current assets
Intangible assets	5.1	2,645	920
Property, plant and equipment	5.2	63,266	57,931
Right-of-use assets	5.3	10,137	10,949
Financial assets	7.1	1,300	910
Total non-current assets		77,348	70,710
Current assets
Inventories	5.4	34,287	13,491
Contract assets		7,130	7,286
Trade receivables		12,059	15,489
Other financial assets	7.1	1,337	876
Other current assets		19,671	11,216
Cash and cash equivalents		260,418	146,544
Total current assets		334,902	194,903

Total assets		412,250	265,613

in EUR thousand	Notes	September 30, 2026	December 31, 2025
Equity and liabilities
Equity
Share capital	6	80	3
Capital reserves	6	789,194	438,157
Retained earnings	6	(459,770)	(232,243)
Other reserves	6	222	(16)
Total equity		329,725	205,900
Non-current liabilities
Financial liabilities	7.2	2,160	9,222
Lease liabilities	5.3	11,285	12,185
Employee benefits		12	14
Total non-current liabilities		13,457	21,420
Current liabilities
Trade payables		16,145	8,855
Lease liabilities	5.3	2,385	2,475
Financial liabilities	7.2	22,871	8,525
Contract liabilities		4,680	7,406
Employee benefits		10,854	5,908
Other current liabilities	5.6	12,133	5,124
Total current liabilities		69,068	38,292
Total liabilities		82,525	59,713

Total equity and liabilities		412,250	265,613

IV.
Unaudited interim condensed consolidated statement of changes in equity

		Equity attributable to equity holders of the parent				Total Equity
in EUR thousand	Notes	Share capital	Capital reserves	Retained earnings	Other reserves

As of January 1, 2026		3	438,157	(232,243)	(16)	205,900
Loss for the period		-	-	(38,344)	-	(38,344)
Other comprehensive income for the period		-	-	-	(11)	(11)
Total comprehensive income		-	-	(38,344)	(11)	(38,355)
Equity-settled share-based payments	5.5	-	3,332	-	-	3,332
As of March 31, 2026		3	441,489	(270,587)	(27)	170,878
Loss for the period		-	-	(36,554)	-	(36,554)
Other comprehensive income for the period		-	-	-	(12)	(12)
Total comprehensive income		-	-	(36,554)	(12)	(36,565)
Conversion of convertible loan	6	-	23,030	-	-	23,030
Capital increase from company funds	6	78	(78)	-	-	-
Equity-settled share-based payments	5.5	-	5,291	-	-	5,291
Redemption of employee share options	5.5	-	(751)	-	-	(751)
Strike price payment	6	-	20,540	-	-	20,540
As of June 30, 2026		80	489,522	(307,141)	(39)	182,422
Loss for the period		-	-	(152,630)	-	(152,630)
Other comprehensive income for the period		-	-	-	260	260
Total comprehensive income		-	-	(152,630)	260	(152,369)
Shares issued to former RAAQ shareholders	6	-	164,626	-	-	164,626
Shares issued to PIPE Investors	6	-	127,079	-	-	127,079
Equity-settled share-based payments	5.5	-	6,879	-	-	6,879
Warrants	7.2	-	6,581	-	-	6,581
Transaction costs - net of deferred tax	6	-	(5,496)	-	-	(5,496)
Strike price payment	6	-	3	-	-	3
As of September 30, 2026		80	789,194	(459,770)	222	329,725

		Equity attributable to equity holders of the parent				Total Equity
in EUR thousand	Notes	Share capital	Capital reserves	Retained earnings	Other reserves
As of January 1, 2025		3	185,590	(177,854)	(5)	7,734
Loss for the period		-	-	(19,570)	-	(19,570)
Other comprehensive income for the period		-	-	-	(22)	(22)
Total comprehensive income		-	-	(19,570)	(22)	(19,592)
Capital contribution	6	-	117,550	-	-	117,550
Equity-settled share-based payments	5.5	-	1,016	-	-	1,016
As of March 31, 2025		3	304,156	(197,424)	(27)	106,708
Loss for the period		-	-	(15,005)	-	(15,005)
Other comprehensive income for the period		-	-	-	4	4
Total comprehensive income		-	-	(15,005)	4	(15,001)
Capital contribution	6	-	38,000	-	-	38,000
Share Buybacks	6	-	(22,421)	-	-	(22,421)
Transaction costs - net of deferred tax	6	-	(561)	-	-	(561)
Equity-settled share-based payments	5.5	-	1,318	-	-	1,318
As of June 30, 2025		3	320,492	(212,429)	(22)	108,043
Loss for the period		-	-	(12,612)	-	(12,612)
Other comprehensive income for the period		-	-	-	(2)	(2)
Total comprehensive income		-	-	(12,612)	(2)	(12,614)
Capital contribution	6	-	114,749	-	-	114,749
Equity-settled share-based payments	5.5	-	1,126	-	-	1,126
As of September 30, 2025		3	436,367	(225,041)	(25)	211,304

V.
Unaudited interim condensed consolidated statement of cashflows

		For the nine months ended September 30,
in EUR thousand	Notes	2026	2025

Loss for the period		(227,527)	(47,187)

Adjustments for:
Depreciation expense, amortization and impairment	5.1, 5.2, 5.3	9,587	9,378
Provisions		-	(40)
Other adjustments for non-cash items		(348)	(69)
Share listing expense	4.3	127,055	-
Share-based payments	5.5	15,236	3,460
Finance income/cost	4.4	(4,496)	1,237
Income tax expense	4.5	249	59
Changes in:
Inventories	5.4	(20,797)	(1,969)
Contract assets		157	(3,136)
Trade receivables		3,382	(210)
Other financial assets	7.1	(1,781)	-
Other assets		(15,254)	(36,133)
Trade payables		7,290	1,627
Contract liabilities		(2,714)	(1,444)
Employee benefits		4,725	115
Other liabilities	5.6	7,025	(245)
Income taxes paid	4.5	(249)	(2)
Cashflow from operating activities		(98,458)	(74,559)

Payments for acquisition of business, net of cash acquired	5.1	(1,900)	-
Proceeds from disposals of property, plant, and equipment	5.2	-	21
Purchases of property, plant and equipment	5.2	(8,173)	(3,630)
Refund from purchase of property, plant and equipment		1,000	-
Payments for acquisition of subsidiary - net of cash		(7)	-
Deposits and guarantees		(391)	176
Interest received	4.4	2,443	1,152
Cashflow from investing activities		(7,027)	(2,281)

Proceeds from equity contributions	6	208,463	270,299
Transaction costs related to equity contributions	6	(5,496)	(617)
Share buybacks	6	-	(22,421)
Exercise of warrants	6	20,468	-
Proceeds from loans and borrowings		5,000	7
Transaction costs related to loans		(775)	-
Repayments of loans and borrowings		(5,250)	(5,961)
Repayments of lease liabilities	5.3	(2,000)	(2,837)
Lease incentives received	5.3	-	824
Interest paid		(1,836)	(788)
Cashflow from financing activities		218,575	238,505

Net increase/(decrease) in cash and cash equivalents		113,090	161,666
Cash and cash equivalents at the beginning of year		146,544	17,247
+ Effects of exchange rate changes on cash and cash equivalents		784	(43)
Cash and cash equivalents at the end of period		260,418	178,870

VI.
Notes to the interim condensed
consolidated financial statements
1.
Basis of preparation
1.1.
Reporting entity

These unaudited IFRS interim condensed consolidated financial statements comprise the parent entity and its subsidiaries of the IQM Group (the “Group”, or “IQM” or “IQM Group”), of which IQM Quantum Computers Oyj (the “Company”) is the parent. The Company is located in Finland and the Company’s address is Keilalahdentie 2-4, 02150 Espoo, Finland.

IQM Quantum Computers Oyj (“IQM”) is a global leader in the development and commercialization of superconducting quantum computers and related services. Founded in 2018 as a spin-off from Aalto University and VTT Technical Research Centre of Finland, IQM has positioned itself as one of Europe’s leading developers of quantum computing systems. The Group is headquartered in Espoo, Finland, with subsidiaries in Germany, France, Italy, Japan, Luxembourg, Poland, Spain, Singapore, United States and the United Kingdom.

1.2.
Basis of accounting

IQM has prepared these interim condensed financial statements (“interim financial statements”) in accordance with IAS 34 Interim Financial Reporting.

These interim financial statements do not include all notes disclosures presented in the annual consolidated financial statements. Accordingly, these interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025.

The interim condensed consolidated financial statements are presented in Euro (EUR). Unless otherwise stated, all figures presented herein in EUR are rounded to the nearest thousand EUR. Due to rounding, it is possible that individual figures in these interim condensed consolidated financial statements do not add up exactly to the totals given and that the percentages shown do not exactly reflect the absolute figures to which they relate.

The accounting policies applied in these interim condensed consolidated financial statements are consistent with those applied in the Group's annual consolidated financial statements for the year ended December 31, 2025, except for additional accounting policies arising from new transactions or events during the reporting period, which are described below.

Warrant Liability

The IQM Warrants are classified as financial liabilities at fair value through profit or loss. Fair value is determined by reference to the quoted market price of the public warrants, which is also applied to the private placement warrants given their substantially identical terms.

Derivative financial instruments and hedge accounting

Derivative financial instruments, such as forward exchange contracts, are used solely to hedge currency risk exposures and are measured at fair value. Where the criteria for hedge accounting are met, the effective portion of changes in the fair value of derivatives designated as cash flow hedges is recognized via other comprehensive income and reclassified to profit or loss when the hedged item affects profit or loss. Ineffectiveness, and changes in the fair value of derivatives not designated in a hedging relationship, are recognized in profit or loss immediately.

1.3.
New standards and amendments

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. The Group has not elected to early adopt IFRS 18.

Standard	Explanation
IFRS 18

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies to annual reporting periods beginning on or after January 1, 2027.

As at September 30, 2026, IQM has substantially completed its assessment of the expected impact of IFRS 18 on its consolidated financial statements. The assessment covered the classification of income and expenses into the newly defined categories, the determination of IQM's main business activities, the identification of management-defined performance measures, and the additional presentation and disclosure requirements.

Based on the assessment performed, IQM expects the adoption of IFRS 18 to primarily affect the structure and presentation of its consolidated statement of profit or loss, the statement of cash flows, and certain disclosures in the notes. As IFRS 18 does not change the recognition and measurement requirements, no impact on the Group's net result, financial position or equity is expected.

The assessment is currently being finalized, including the validation of certain classification judgments and the preparation of the required comparative information. IQM will provide further details on the expected presentation and disclosure changes in its future financial statements.

1.4.
Merger with RAAQ and stock exchange listing

On February 22, 2026, the Company entered into a business combination agreement with Real Asset Acquisition Corp. (“RAAQ”), a special purpose acquisition company listed on Nasdaq. The transaction was completed on July 1, 2026 (the “Closing”). At the Closing, RAAQ merged with and into IQM US LLC, a wholly owned subsidiary of the Company, and ceased to exist as a separate legal entity (the “Merger”).

In connection with the Merger, the Company delivered 14,381,747 shares held in treasury, in the form of ADSs, to the former shareholders of RAAQ. Of these, 10,006,747 shares were delivered for RAAQ Class A ordinary shares that had not been redeemed and 4,375,000 shares for RAAQ Class B ordinary shares. Prior to the Closing, holders of 7,243,253 RAAQ Class A ordinary shares exercised their redemption rights. In addition, the Company assumed the outstanding warrants of RAAQ, which became 12,530,970 warrants to acquire shares in the Company (the “IQM Warrants”, see Note 7.2). Concurrently with the Closing, the Company sold 14,548,000 shares held in treasury to investors in a private placement at a price of USD 10.00 per share (the “PIPE”).

The Group received gross proceeds of EUR 208,463 thousand, comprising EUR 81,310 thousand released from RAAQ’s trust account and EUR 127,079 thousand from the PIPE. The ADSs and the public IQM Warrants have been traded on the Nasdaq Global Select Market under the symbols “IQMX” and “IQMXW”, respectively, since July 2, 2026. The Company’s shares have been traded on Nasdaq Helsinki since July 3, 2026.

Accounting treatment

For financial reporting purposes, IQM is the accounting acquirer and RAAQ is treated as the acquired entity. As RAAQ did not meet the definition of a business under IFRS 3 Business Combinations, the Merger was accounted for under IFRS 2 Share-based Payment. The excess of the fair value of the shares delivered to the former RAAQ shareholders over the fair value of RAAQ’s identifiable net assets acquired, which include the assumed IQM Warrants, represents a stock exchange listing service received by the Company and was recognized as an expense at the Closing (see Note 4.3).

The shares delivered to the former RAAQ shareholders (EUR 164,626 thousand) and the shares sold in the PIPE (EUR 127,079 thousand) were recognized in the capital reserve. Incremental costs directly attributable to the PIPE of EUR 5,496 thousand were deducted from equity; other transaction costs were recognized in general and administrative expenses.

2.
Operating segments

The Group operates as one operating segment. The Company’s chief operating decision maker (“CODM”) function is the Chief Executive Officer (CEO), who primarily reviews financial information for purposes of making operating decisions, assessing financial performance and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. Since the Group operates as a single operating segment the consolidated loss for the reporting period is the measure of profit or loss used by the CODM to assess performance and allocate resources.

Revenue by geographical areas

Revenue by geographical region can be found in Note 3.1.

Non-current assets by geographical areas

The total of non-current assets other than financial instruments and deferred tax assets, broken down by location of the assets, is shown in the following table:

in EUR thousand	September 30, 2026	December 31, 2025
Non-current assets located in Finland	59,527	51,810
Non-current assets located in Germany	16,442	17,977
Non-current assets located in other countries	79	13
Total	76,048	69,800

Information about major customers

In the reporting period, the Group generated revenues from transactions with a limited number of major customers. During the nine months ended September 30, 2026, the Group had 4 major customers which each accounted for 10% or more of the Group’s total revenue (September 30, 2025: 3). During the three months ended September 30, 2026, the Group had 3 major customers above 10% (three months ended September 30, 2025: 4).

3.
Revenue from contracts with customers
3.1.
Disaggregation of revenue

IQM disaggregates revenue by geographical area based on the country of domicile of the respective customer. Revenues are attributable to the following countries:

	For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	2026	2025	2026	2025
Germany	5,057	644	6,172	5,910
Finland	1,693	-	5,466	30
USA	51	-	3,739	26
Poland	1,964	756	1,964	756
Italy	50	950	150	950
Czech Republic	5	496	143	1,208
South Korea	-	1,000	-	1,000
Taiwan	-	2,030	-	2,030
Other	38	-	93	-
Total	8,857	5,877	17,727	11,911

The Group primarily generates revenue from quantum computer system sales, including co-development projects and professional services such as training, maintenance and technical support.

For the nine months ended September 30, 2026 the Group generates revenue of EUR 228 thousand from cloud-based usage of IQM quantum computers (September 30, 2025: 121 thousand).

Revenue recognized over time corresponds to approximately 68% (2025: 60%) of total revenue whereas revenue recognized at point in time accounts for approximately 32% (2025: 40%) of total revenue.

3.2.
Order Backlog

The Group calculates Order Backlog as the point in time balance of Order Intake less recognized revenue. Order Intake represents the total monetary value of binding customer orders signed during the period, excluding pipeline or expected orders, and reflects new business secured and future revenue generation.

The table below sets forth our Order Backlog as of September 30, 2026 and September 30, 2025. For the nine months ended September 30, 2026 the total order intake reduced from EUR 58,210 thousand to EUR 52,890 thousand. Order intake can fluctuate significantly between reporting periods depending on when larger customer orders are secured. The decrease does not reflect a structural change in underlying customer demand but rather the normal timing and project size dynamics characteristic of the Group's business.

	For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	2026	2025	2026	2025
Order Backlog at the beginning of reporting period	69,106	75,591	67,321	30,132
Total Order Intake	42,236	6,717	52,890	58,210
Hardware and service	41,702	6,500	51,573	57,573
Cloud platform	457	217	724	289
Other	76	-	593	349
Total recognized revenue	8,857	5,877	17,727	11,911
Hardware and service	8,697	5,787	16,974	11,441
Cloud platform	84	90	228	121
Other	76	-	526	349
Order Backlog at the end of reporting period	102,484	76,431	102,484	76,431

4.
Income and expenses
4.1.
General and administrative expenses

During the three months and nine months ended September 30, 2026 the Group recognized transaction costs of approximately EUR 13,516 thousand and EUR 23,424 thousand respectively, in connection with the business combination, the commencement of U.S. trading, the PIPE agreements and the Finnish listing.

4.2.
Other operating income

As of September 30, 2025, other operating income amounted to EUR 2,450 thousand. During the reporting period, other operating income increased by EUR 5,830 thousand to EUR 8,279 thousand as of September 30, 2026. This increase was primarily attributable to income from the ADS program amounting to EUR 2,695 thousand. This income comprises the Company’s share of the fees charged to shareholders by the depositary bank, BNY Mellon, upon the conversion of shares into ADSs (and vice versa), which are shared between the depositary and the Company under the depositary agreement.

Moreover, other operating income includes higher subsidy income, which totaled EUR 4,139 thousand in the reporting period. The Group’s grants are predominantly obtained from government bodies and European Union programs and are intended to fund research and development expenditures. Additional grants recognized during the period mainly originate from German funding programs.

	For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	2026	2025	2026	2025
Government grants	1,235	1,433	4,139	1,933
Depositary Fee Income	2,695		2,695
QPU income	375	79	505	298
Exchange rate gain	831	-	939	6
Gain on lease termination	-	-	-	213
Gain on acquisition	2	-	2	-
Total	5,137	1,512	8,279	2,450
4.3.
Share listing expense

The Share listing expense of EUR 127,055 thousand result from the Merger with RAAQ. The share listing expense was determined as follows:

IFRS 2 Share Listing Expense	in EUR thousand
Fair Value of Shares deemed issued	164,626
Net Assets received	37,572
IFRS 2 Share Listing Expense	127,055

The Company delivered 14,381,747 shares to the former RAAQ shareholders, 10,006,747 shares for non-redeemed RAAQ Class A ordinary shares and 4,375,000 shares for RAAQ Class B ordinary shares.

The fair value of these shares was determined by reference to the closing price of the IQM ADSs on the Nasdaq Global Select Market on July 2, 2026, the first trading day following the Closing. The closing price was USD 13.03 per share. Translated into euros at the ECB reference rate of USD 1.1383 per EUR 1.00 as of July 1, 2026, this results in a fair value of EUR 11.4469 per share and EUR 164,626 thousand in total.

4.4.
Finance income and expenses

Finance result for the nine-month periods ended September 30, 2026 and September 30, 2025 comprises the following:

	For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	2026	2025	2026	2025
Finance income
Fair Value gains from financial liabilities	21,892	1,271	21,892	1,605
Fair Value gains from financial assets	-	-	4,086	-
Interest income	1,465	524	2,443	1,152
Other financial income	2	-	6	6
Total finance income	23,359	1,795	28,426	2,764

Finance expense
Fair Value losses from financial liabilities	4,086	-	18,243	2,822
Other financial expenses	222	88	2,911	477
Interest expenses from financial liabilities	88	39	2,384	384
Interest on lease liabilities	134	160	390	454
Other interest expenses	1	-	2	2
Total finance expense	4,530	288	23,930	4,138

The fair value of the derivative financial liabilities at the Closing amounted to EUR 44,184 thousand and was recognized as part of RAAQ’s identifiable net liabilities assumed. As of September 30, 2026, the fair value amounted to EUR 22,292 thousand. The resulting gain of EUR 21,892 thousand, which includes the effects of changes in share price and changes in the USD/EUR exchange rate, was recognized in finance income for the three months ended September 30, 2026.

Finance income was further influenced by fair value gains on derivative financial assets and liabilities, resulting in a net fair value gain of EUR 4,086 thousand for the nine months ended September 30, 2026. These fair value gains primarily resulted from the remeasurement of the embedded derivatives in the private investment in public equity (PIPE) Financing Agreement, which is measured at fair value through profit or loss.

Fair value measurement losses on derivative liabilities increased significantly by EUR 15,422 thousand, from EUR 2,822 thousand for the nine months ended September 30, 2025 to EUR 18,243 thousand for the nine months ended September 30, 2026. This increase was mainly attributable to the increase in the underlying share price used to measure the conversion feature of the Aalto Loan in the amount of EUR 9,022 thousand, the fair value remeasurement of the Kreos warrants in the amount of EUR 5,135 thousand and the fair value measurement losses in the amount of EUR 4,086 thousand recognized in respect of the reversal of the FX effects from the PIPE agreement.

Other financial expenses increased by EUR 2,434 thousand, from EUR 477 thousand for the nine months ended September 30, 2025 to EUR 2,911 thousand for the nine months ended September 30, 2026. This increase primarily resulted from the derecognition of previously capitalized transaction costs relating to Tranche B of the Kreos Loan Agreement, which will no longer be drawn following the prepayment of Tranche A. Furthermore, the increase reflects various financial expenses incurred in connection with the listing process.

Interest expenses on financial liabilities increased by EUR 2,000 thousand, from EUR 384 thousand for the nine months ended September 30, 2025 to EUR 2,384 thousand for the nine months ended September 30, 2026. This increase mainly results from the changes in estimated cashflows on the Kreos loan, following the early repayment of the loan effective July 31, 2026 which results in a one-off effect from the reversal of transaction costs in the amount of EUR 877 thousand during Q2 2026. Moreover, the increase reflects interest expenses on the Aalto loan recognized using the effective interest rate method.

4.5.
Income tax

The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed consolidated statement of loss are:

in EUR thousand	For the three months ended September 30,		For the nine months ended September 30,
Income tax expenses	2026	2025	2026	2025
Current year corporate income tax	(222)	-	(249)	(2)
Deferred tax expense	(0)	-	(1)	(56)
Total	(223)	-	(249)	(59)
4.6.
Earnings per share

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	For the three months ended September 30,		For the nine months ended September 30,
Earnings per share	2026	2025	2026	2025
Loss (in EUR thousand) attributable to equity holders of the Company	(152,630)	(12,612)	(227,527)	(47,187)
Basic/Diluted weighted average number of ordinary shares outstanding	189,340,768	30,566,520	83,782,832	30,566,520
Basic/Diluted loss per share (EUR/share) on total group	(0.81)	(0.41)	(2.72)	(1.54)

On June 30, 2026, all outstanding preferred shares were converted into ordinary shares on a one-for-one basis. The Board of Directors subsequently resolved a share split at a ratio of 96.44-for-1. The share split has been applied retrospectively to the weighted average number of ordinary shares for all periods presented, including the comparative periods ended September 30, 2025.

The increase in the weighted average number of ordinary shares for the three and nine months ended September 30, 2026 mainly reflects the delivery of 14,381,747 treasury shares to the former RAAQ shareholders and the sale of 14,548,000 treasury shares to PIPE investors on July 1, 2026. These shares are included in the weighted average number of ordinary shares from that date. In addition, the following changes occurred during the third quarter:

On July 9, 2026, 43,255 treasury shares were transferred to members of the Board of Directors as remuneration.

On July 16, 2026, 577,237 new shares were issued upon the net exercise of the Kreos warrants.

On July 29, 2026, 183,619 new shares were registered upon the exercise of share options under the ESOP.

As of September 30, 2026, the Company had 263,223,216 issued shares, of which 73,726,998 were held in treasury.

As the Group reported a loss in all periods presented, the inclusion of potential ordinary shares would decrease the loss per share. Potential ordinary shares are therefore anti-dilutive, and diluted loss per share equals basic loss per share. As of September 30, 2026, 18,767,682 share options under the Group’s ESOP and 12,530,970 IQM Warrants, comprising 8,624,989 public warrants and 3,905,981 private placement warrants were excluded from the calculation of diluted loss per share.

5.
Non-financial assets and liabilities
5.1.
Intangible assets

In connection with the acquisition of Quantistry, acquired software amounting to EUR 1,896 thousand was recognized as an intangible asset. Accordingly, total additions to intangible assets amounted to EUR 1,896 thousand during the reporting period.

As of September 30, 2026 cumulative amortization and impairment losses amounted to EUR 53 thousand for acquired software.

Amortization expense recognized during the reporting period amounted to EUR 53 thousand for acquired software.

As a result, the carrying amount of acquired software amounted to EUR 1,844 thousand. In the reporting period and in the fiscal year 2025, no impairment losses were recognized.

5.2.
Property, plant and equipment

During the nine months ended September 30, 2026, the Group acquired assets with a cost of EUR 9,444 thousand (September 30, 2025: EUR 3,630 thousand). Of this amount, EUR 6,675 thousand relates to leasehold improvements, EUR 2,360 thousand relates to machinery and equipment, EUR 408 thousand relates to office and other equipment.

5.3.
Leases

As of December 31, 2025, right-of-use assets amounted to EUR 10,949 thousand and lease liabilities to EUR 14,660 thousand. For the nine months ended September 30, 2026, the Group recognized additions of EUR 1,021 thousand to both right-of-use assets and lease liabilities.

For the nine months ended September 30, 2026, right-of-use assets decreased by EUR 813 thousand to EUR 10,137 thousand, as depreciation of EUR 1,828 thousand (for the three months ended September 30, 2026: EUR 621 thousand) exceeded the additions. Lease liabilities decreased by EUR 990 thousand to EUR 13,669 thousand, as repayments of EUR 2,000 thousand (for the three months ended September 30, 2026: EUR 691 thousand) exceeded the additions. For the nine months ended September 30, 2026, interest paid on lease liabilities amounted to EUR 390 thousand (for the three months ended September 30, 2026: EUR 127 thousand).

5.4.
Inventories

As of December 31, 2025, inventories amounted to EUR 13,491 thousand. During the reporting period, inventories increased by EUR 20,796 thousand to EUR 34,287 thousand as of September 30, 2026. The increase was primarily driven by higher acquisitions of raw materials and other consumables required for production in the amount of EUR 21,211 thousand. This development reflects the Group's ongoing procurement activities to support current production and long-term business requirements. In addition, the increase was driven by higher material requirements in preparation for the fourth quarter, reflecting the expected increase in production activities and the processing of customer orders. It was also influenced by higher procurement costs for memory components resulting from increased global demand and broader macroeconomic uncertainties.

5.5.
Share-based payment

Employee Stock Ownership Plan (ESOP)

IQM has an Employee Stock Ownership Plan (ESOP) in place to provide long-term incentives to its employees and selected service providers. The program was initiated in 2019 and grants share options that entitle participants to acquire IQM shares upon exercise.

The share options are subject to graded vesting: 25% vest one year after the grant date, with the remaining 75% vesting in equal monthly installments (1/48th) over the following three years. Full vesting is conditional upon continuous employment with IQM throughout the vesting period.

The options become exercisable four years after the grant date and can be exercised at latest 14 years after beginning of the subscription period.

As of the reporting date, 18,767,682 share options were outstanding (September 30, 2025: 11,671,442), with a weighted average remaining contractual life of 12.87 years (September 30, 2025: 12.70 years) and a weighted average fair value of EUR 3.13 per option (September 30, 2025: EUR 1.42). No new options were granted in Q3, all new grants were made in the first half of the year.

	2026		2025
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
As at January 1,	14,137,409	3.05	11,702,592	3.00
Granted during the year	5,139,087	5.20	708,833	4.26
Exercised during the year	(183,619)	0.40	-	-
Forfeited during the year	(325,195)	4.12	(739,983)	3.25
As at September 30,	18,767,682	3.88	11,671,442	3.05
Vested and exercisable at September 30,	6,139,844	2.10	4,536,627	1.66

The ESOP is classified as an equity-settled share-based payment transaction, as it is settled in equity instruments.

The fair value of the share options is determined using a Black-Scholes option pricing model. Service conditions are not considered in the fair value measurement but are reflected in the recognition of the expense over the vesting period.

The fair value of the grants is only measured at grant date and is recorded over the vesting period in profit and loss and the capital reserve.

In July 2026, three members of the Board of Directors received their annual remuneration in the form of 43,255 shares of the Company. The shares were granted on 9 July and vested immediately. The weighted average fair value of the shares at the grant date was EUR 10.88 per share, based on the quoted closing share price on Nasdaq on that date. The resulting expense of EUR 471 thousand is recognized in general and administrative expenses with a corresponding credit to the capital reserve.

On September 30, 2026, the Board of Directors of IQM Quantum Computers Oyj approved new share-based long-term incentive plans comprising a Performance Share Plan (PSP) 2026–2032 and a Restricted Share Unit Pool (RSU) 2026–2030. Under the PSP, participants may earn Company shares based on the achievement of performance conditions, primarily absolute total shareholder return with a relative total shareholder return modifier. The RSU Pool is intended to support employee retention and recruitment through share-based awards subject to service-based vesting conditions. As of September 30, 2026, no awards had been granted under either plan and, accordingly, no share-based payment expense was recognized during the three-month period ended September 30, 2026.

	For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	2026	2025	2026	2025
Expense arising from equity-settled share-based payment transactions	6,879	1,126	15,707	3,460
Total	6,879	1,126	15,707	3,460

	For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	2026	2025	2026	2025
Cost of revenue	1	-	72	-
Selling expenses	438	107	1,118	380
General and administrative expenses	3,924	205	8,098	603
Research and development expenses	2,517	814	6,419	2,477
Total	6,879	1,126	15,707	3,460

5.6.
Other current liabilities

As of December 31, 2025, other current liabilities amounted to EUR 5,124 thousand. During the reporting period, they increased by EUR 7,009 thousand to EUR 12,133 thousand as of September 30, 2026. The increase is primarily driven by higher accrued expenses in the amount of EUR 5,970 thousand, consisting of transaction-related costs including legal, advisory, and tax consulting fees. These balances are short-term in nature and relate to services received but not yet invoiced or settled as of the reporting date.

6.
Equity

Equity includes the following items:

in EUR	September 30, 2026	December 31, 2025
Share capital	80,000	2,500
Capital reserves	789,194,262	438,156,913
Retained earnings	(459,770,401)	(232,243,376)
Other reserves	221,552	(15,871)
Total	329,725,412	205,900,166

Share capital

As at September 30, 2026, the registered share capital of IQM amounted to EUR 80,000 (December 31, 2025: EUR 2,500). The IQM shares do not have a nominal value. During the nine months ended September 30, 2026, an amount of EUR 77,500 was transferred from the capital reserve to share capital. The transfer was effected as an increase in share capital from the Company’s funds and did not result in the issuance of new shares or a change in the total number of shares outstanding.

Capital reserves

As of December 31, 2025, capital reserve amounted to EUR 438,156,913. During the nine months ended September 30, 2026, the capital reserve increased by EUR 351,037,348 to EUR 789,194,262. The increase in capital reserves for the three months ended September 30, 2026 was mainly due to the following transactions:

First, in connection with the Merger completed on July 1, 2026, the Company delivered 14,381,747 treasury shares to the former shareholders of RAAQ. This resulted in an increase in the capital reserve of 164,626 thousand.

Second, concurrently with the Closing, the Company sold 14,548,000 treasury shares to investors in the PIPE at a price of USD 10.00 per share. This resulted in an increase in the capital reserve of 127,079 thousand. Transaction costs of EUR 5,496 thousand directly attributable to the issuance of new shares were deducted from the capital reserve.

Third, the capital reserve increased by EUR 6,879 thousand as a result of the recognition of equity-settled share-based payments under the Group’s Employee Stock Ownership Plan (ESOP) and the annual board remuneration.

Fourth, the capital reserve increased by EUR 6,581 thousand in connection with the reclassification of the Kreos warrant liability upon its cashless exercise on July 6, 2026.

Retained earnings

Retained earnings contain earnings of the companies included in these consolidated financial statements including earnings of the current fiscal year, provided these have not been distributed. As of the end of the reporting period, the Group had retained earnings of EUR (459,770) thousand (December 31, 2025: EUR (232,243) thousand).

Other reserves

Other reserves include remeasurement adjustments from defined benefit pension obligations, cashflow hedges for the FX Forwards as well as the currency translation reserve resulting from the translation of foreign business operations into Euros.

7.
Financial assets and financial liabilities

This Note provides information about the Group’s financial instruments.

7.1.
Financial assets

Financial assets include the following items:

in EUR thousand	September 30, 2026	December 31, 2025
Deposits	1,780	910
Investment fund	857	876
Total	2,638	1,785
Total current	1,337	876
Total non-current	1,300	910

As of December 31, 2025, financial assets, mainly comprising rental security and guarantee deposits, amounted to EUR 910 thousand. During the reporting period, they increased by EUR 871 thousand to EUR 1,780 thousand as of September 30, 2026. The increase was primarily attributable to the signing of a new lease agreement in March 2026 for the Group's new headquarter.

In addition, as of September 30, 2026, the Group held investments in a short-term investment fund amounting to EUR 857 thousand (December 31, 2025: EUR 876 thousand). The fund is classified as a financial asset at FVtPL. Changes in the fair value in the amount of EUR (18) thousand were recognized as fair value losses on financial assets within finance costs.

7.2.
Financial liabilities

Financial liabilities include the following items:

in EUR thousand	September 30, 2026	December 31, 2025
Warrant derivative financial liability	22,292	1,445
Financial liabilities from financial institutions	2,700	3,115
Foreign currency derivative liabilities	26	-
Embedded derivative financial liability	-	6,122
Convertible loans	-	7,063
Other	13	-
Total	25,031	17,746
Total current	22,871	8,525
Total non-current	2,160	9,222

For detailed information regarding the carrying amounts and fair values of financial instruments, refer to Note 8.1.

Current financial liabilities comprise the portion of the government loan of the ministry of finance due within the next twelve months and the warrant liability. Non-current financial liabilities comprise the portion of the government loan of the ministry of finance due within more than twelve month.

Warrant derivative financial liability

On July 1, 2026, in connection with the Merger (see Note 1.4), the Company assumed the outstanding warrants of RAAQ. Each warrant became a warrant to acquire one share in the Company, delivered in the form of one ADS, at an exercise price of USD 11.50 (the “IQM Warrants”). In connection with the Closing, RAAQ’s sponsor forfeited 1,544,019 private placement warrants. As a result, 12,530,970 IQM Warrants were outstanding as of July 1, 2026, of which 8,624,989 were public warrants and 3,905,981 were private placement warrants.

The IQM Warrants became exercisable on July 31, 2026 and expire on July 1, 2031 or earlier upon redemption or liquidation. The Company may redeem the public warrants at a price of USD 0.01 per warrant upon at least 30 days’ prior written notice if the closing price of the ADSs equals or exceeds USD 18.00 on 20 trading days within a 30-trading-day period. In this case, the Company may require holders to exercise their warrants on a cashless basis. The private placement warrants are not redeemable and may be exercised on a cashless basis. No IQM Warrants were exercised or redeemed in the three months ended September 30, 2026.

The IQM Warrants provide for net share settlement in certain circumstances, and their exercise price is denominated in U.S. dollars, whereas the Company’s functional currency is the euro. They therefore do not meet the definition of an equity instrument and are classified as derivative financial liabilities measured at fair value through profit or loss.

At the Closing, the fair value of the IQM Warrants amounted to EUR 44,184 thousand and was included in RAAQ’s identifiable net assets acquired (see Note 4.3). As of September 30, 2026, the fair value amounted to EUR 22,292 thousand. The resulting gain of EUR 21,892 thousand, which includes the effect of changes in the USD/EUR exchange rate, was recognized in finance income for the three months ended September 30, 2026. Further information on the fair value measurement is provided in Note 8.1.

Financial Liabilities from financial institutions - Loan from the State Treasury

On September 20, 2020, IQM entered into a loan agreement with the Finnish State Treasury for an initial amount of EUR 2,700 thousand. The loan bears a fixed interest rate of 1.0% p.a. The loan period is 10 years, with annual repayments of EUR 540 thousand commencing on November 13, 2026.

Foreign currency derivative liability

The Group uses FX forward contracts to hedge the currency risk arising from expected future receivables from sales denominated in USD. All forwards are designated as hedging instruments in cash flow hedges.

The Group’s functional currency is the euro. Sales agreements are currently denominated in US dollars, while a significant part of the cost base is incurred in euros. The Group is therefore a net receiver of US dollars, and changes in the EUR/USD exchange rate affect the euro value of future cash receipts from customers. Foreign currency risk on USD sales is the only risk category for which the Group applies hedge accounting.

In line with its risk management strategy, expected USD cash flows from sales contracts are hedged in full (100% of the contractual USD amount) immediately after the contract is signed, by selling plain vanilla USD forward against EUR. Where a contract provides for payment in installments, each installment is hedged individually. The hedge horizon runs from contract signing until the expected cash receipt date of each cash flow. The Group hedges the entire USD cash flow for foreign currency risk and does not designate a risk component of a larger item.

All forwards are designated as hedging instruments in cash flow hedges. Counterparties are banks with investment grade credit quality.

At the reporting date, the forwards hedge a nominal amount of USD 1,200 thousand at an average hedged rate of 1.1686 EUR/USD. The forwards are carried as a liability in current financial liabilities and their fair value at the reporting date amounts to EUR 26 thousand. The forwards are designated at full fair value.

Sensitivity analysis

If the USD had appreciated by 10% against the EUR (EUR depreciation of 10%), with all other variables held constant, other comprehensive income would have changed by TEUR -115 and profit or loss by TEUR -0.2. If the USD had depreciated by 10% against the EUR (EUR appreciation of 10%), other comprehensive income would have changed by TEUR +94 and profit or loss by TEUR +0.3.

Kreos Loan Agreement

On July 6, 2026, Kreos exercised all outstanding warrants on a cashless basis, resulting in the issuance of 577,237 shares. Upon exercise, the warrant liability of EUR 6,581 thousand was derecognized and recognized in equity. Following the exercise, no warrants remain outstanding as of September 30, 2026.

On July 31, 2026, the Group fully repaid the Kreos loan, resulting in a total cash outflow of EUR 5,774 thousand, including principal, accrued interest and early repayment fees. The early repayment resulted in a loss on derecognition of EUR 877 thousand, recognized in finance expenses during the nine months ended September 30, 2026.

8.
Information on financial instruments
8.1.
Carrying amounts and fair values of financial instruments

The following table discloses information of financial assets and financial instruments within the scope of IFRS 9.

As of September 30, 2026
in EUR thousand	Category IFRS 9	Carrying amount	Amortized cost (AC)	Fair value (FV)	Fair value level
Assets
Financial assets - non-current
Rental security deposit	AC	1,197	1,197	1,197	2
Other non-current financial assets	AC	103	103	103	2
Financial assets - current
Trade receivables	AC	12,059	12,059	-
Investment fund	FVtPL	857	-	857	2
Guarantee Deposit	AC	480	480	480	2
Cash and Cash equivalents	AC	260,418	260,418	-
Liabilities
Financial liabilities - non-current
Financial liabilities from credit institutions	AC	2,160	2,160	2,010	2
Financial liabilities - current
Warrant derivative financial liability	FVtPL	15,343	-	15,343	1
Warrant derivative financial liability	FVtPL	6,949		6,949	2
Trade Payables	AC	16,145	16,145	-
Financial liabilities from credit institutions	AC	540	540	540	2
Derivative financial liability		26	-	26	2
Other current financial liabilities	AC	13	-	13	2

As of December 31, 2025
in EUR thousand	Category IFRS 9	Carrying amount	Amortized cost (AC)	Fair value (FV)	Fair value level
Assets
Financial assets - non-current
Rental security deposit	AC	896	896	896	2
Other non-current financial assets	AC	14	14	14	2
Financial assets - current
Trade receivables	AC	15,489	15,489	-
Investment fund	FVtPL	876	-	876	2
Cash and Cash equivalents	AC	146,544	146,544	-
Liabilities
Financial liabilities - non-current
Convertible Loans	AC	7,063	7,063	6,215	2
Financial liabilities from credit institutions	AC	2,158	2,158	1,975	2
Financial liabilities - current
Trade Payables	AC	8,855	8,855	-
Financial liabilities from credit institutions	AC	957	957	957	2
Embedded derivative financial liabilities	FVtPL	6,122	-	6,122	3
Warrant derivative financial liability	FVtPL	1,445	-	1,445	3

Due to the short-term nature of the Group’s financial instruments, the carrying amounts of the Group’s cash and cash equivalents, trade receivables, trade payables and current financial liabilities from credit institutions are deemed a reasonable approximation of its fair value. The fair value of long-term rental deposits approximates their carrying amount.

The current investment fund is classified as a financial asset at fair value through profit or loss, as it does not meet the solely payments of principal and interest (SPPI) criterion under IFRS 9. Fair value is determined based on observable inputs and the investment is categorized as Level 2 in the fair value hierarchy.

The fair value of the public IQM Warrants is based on their quoted closing price on Nasdaq at the reporting date of USD 2.02 per warrant (Level 1). As the private placement warrants have substantially the same terms as the public warrants, their fair value is determined by reference to the same quoted price (Level 2).

Non-current financial liabilities are assigned to level 2 as the lowest level input that is significant to the fair value measurement is directly or indirectly observable:

The fair values of the non-current financial liabilities to credit institutions and convertible loans were calculated using a discounted cashflow model based on risk-free market interest rates in the form of Finnish government bonds, and a credit risk premium derived from corporate bonds with a corresponding rating and term as IQM. The credit risk of IQM and the credit risk premium resulting therefrom is an unobservable input.

Short-term financial liabilities to credit institutions as at September 30, 2026 comprise the contractual principal repayments due within the next twelve months under the government loan.

Level 3 Fair Values

The fair values of the embedded derivatives and the Kreos warrants were previously determined using Level 3 valuation techniques, incorporating significant unobservable inputs.

On July 6, 2026, the Kreos warrant holder exercised the outstanding warrants, resulting in the derecognition of the related derivative financial liability. In addition, the embedded derivatives were settled during 2026 and the corresponding financial liabilities were derecognized.

As a result, as at September 30, 2026, the Group had no financial assets or financial liabilities measured at fair value level 3 of the fair value hierarchy. Accordingly, no instruments were classified within the fair value hierarchy level 3 as at the reporting date, and no sensitivity analysis is presented.

The following table presents the reconciliation of financial liabilities previously classified within Level 3 of the fair value hierarchy from the opening balance to their derecognition during the reporting period.

in EUR thousand	Embedded derivative financial liabilities	Warrants
As of January 1, 2026	6,122	1,445
Gain (loss) recognized in finance expense
Net change in fair value (unrealized)	9,022	5,135
Derecognition upon conversion into equity	(15,144)	(6,581)
As of September 30, 2026	-	-

in EUR thousand	Embedded derivative financial liabilities	Warrants
As of January 1, 2025	14,397	-
Financial instruments issued during the reporting period	-	1,445
Gain (loss) recognized in finance expense
Net change in fair value (unrealized)	(1,130)	-
Financial instruments offset during the reporting period	(7,145)	-
As of December 31, 2025	6,122	1,445

Upon conversion of the Aalto Loans on June 30, 2026, the embedded derivative liability was remeasured at fair value based on a share price of EUR 846.45, derived from the PIPE financing reference price. The resulting liability of EUR 15,144 thousand was derecognized and transferred to capital reserve together with the host liability, without any further gain or loss.

For the period until conversion, a fair value loss of EUR 9,022 thousand was recognized in finance expenses.

9.
Business Combination

On July 1, 2026, IQM Germany GmbH acquired a business comprising certain assets of Quantistry GmbH (“Quantistry”), a Berlin-based company, and thereby obtained control of the acquired business. The transaction qualifies as a business combination under IFRS 3. Quantistry develops and distributes simulation software and provides related consultancy services for the chemical, pharmaceutical and materials science industries. Through the acquisition, IQM strengthens its software and application capabilities.

IQM Germany GmbH integrated Quantistry’s simulation platform, algorithm libraries and machine-learning capabilities with its quantum computing hardware. The transaction was intended to bridge the gap between quantum hardware, software and industrial applications and to accelerate IQM’s software and application roadmap.

The consideration transferred amounted to EUR 1,900 thousand and was settled in cash. Of this amount, EUR 1,330 thousand was paid directly to the seller at closing and EUR 570 thousand was paid into an escrow account held by an independent escrow agent on behalf of both parties. The escrow amount is held as security for potential purchase price deductions under the asset purchase agreement.

The escrow amount was subject to potential purchase price deductions in connection with the retention of certain key employees during the three-month period following closing and certain former employee risk claims, with aggregate deductions capped at EUR 570 thousand. As at September 30, 2026, it was confirmed that the full escrow amount of EUR 570 thousand was payable to the seller, as all key employees remained employed throughout the three-month retention period and no purchase price deductions applied. Accordingly, the Group had no remaining right to recover any portion of the escrow amount, and no contingent consideration asset was recognized as at the reporting date.

Consideration transferred	in EUR thousand
Cash paid at closing	1,330
Cash deposited in escrow amount	570
Consideration transferred	1,900

The acquired software represented the principal identifiable asset recognized as part of the purchase price allocation. The consideration transferred and the amounts recognized at the acquisition date for each major class of assets acquired and liabilities assumed were as follows:

Identifiable assets acquired and liabilities assumed	in EUR thousand
Software	1,896
Tangible assets	6
Fair Value of identifiable net assets acquired	1,902
Consideration transferred	(1,900)
Bargain purchase gain	2

The acquisition was completed in the context of Quantistry’s insolvency proceedings, which had commenced prior to the acquisition. As a result, the fair value of the identifiable net assets acquired slightly exceeded the consideration transferred. The resulting bargain purchase gain of EUR 2 thousand was recognized in other operating income. Accordingly, no goodwill was recognized.

Acquisition-related costs of EUR 85 thousand were recognized as an expense within other operating expenses.

Disclosure of the revenue and profit or loss of the acquired business since the acquisition date and on a pro-forma basis as if the acquisition had occurred on January 1, 2026, is impracticable, as the business was fully integrated into IQM Germany GmbH upon acquisition and financial information for the period prior to the acquisition is not available.

10.
Composition of the group

IQM’s subsidiaries as of September 30, 2026, are listed below. Unless otherwise stated, their share capital is composed entirely of common shares held directly by the group, and the ownership percentage corresponds to the group’s voting rights. Each entity’s country of incorporation or registration also serves as its principal place of business.

		% equity interest
Name	Country of incorporation	September 30, 2026	December 31, 2025
IQM Germany GmbH	Germany	100	100
IQM Quantum Computers S.L.	Spain	100	100
IQM France SAS	France	100	100
IQM Singapore PTE. LTD.	Singapore	100	100
IQM US Inc.	United States	100	100
IQM Polska Sp. z o.o.	Poland	100	100
IQM Italy S.R.L.	Italy	100	100
IQM Japan K.K.	Japan	100	100
IQM US LLC	USA	100	-
IQM Eclipse QC S.á.r.l.	Luxembourg	100	-
IQM U.K. LTD	United Kingdom	100	-

The Group's subsidiary Eclipse QC S.á.r.l. was acquired in February 2026 and the US LLC was established in February 2026. In April 2026 the subsidiary IQM U.K. LTD was established.

11.
Related party transactions

All business transactions, receivables and liabilities with related parties existing at the reporting date result from ordinary business activities.

11.1.
Remuneration key management personnel

The remuneration of key management personnel includes short-term employee benefits and share-based payments.

	For the three months ended September 30,		For the nine months ended September 30,
in EUR thousand	2026	2025	2026	2025
Short-term employee benefits	272	189	652	804
Post-Employment Pension and Medical Benefits	23	38	53	146
Share-based payment transactions	1,379	65	3,383	200
Total	1,675	292	4,088	1,149

Short-term employee benefits include salary and other non-monetary benefits.

As of September 30, 2026, accrued bonus liabilities amounted to EUR 376 thousand (September 30, 2025: EUR 60 thousand). Bonus expense increased by EUR 126 thousand to EUR 149 thousand for the three months ended September 30, 2026 as compared to EUR 23 thousand for the three months ended September 30, 2025.

The accruals reflect management’s best estimate of the expected payout based on current salary levels and performance assumptions at the reporting date. All accrued amounts are expected to be settled in cash within the following financial year.

Share-based payments include expenses for stock options and shares issued to certain board members as remuneration (see Note 5.5).

11.2.
Other related party transactions

Services received	Transaction values for the three months ended September 30,		Transaction values for the nine months ended September 30,
in EUR thousand	2026	2025	2026	2025
Financing by other related parties	-	-	-	40,200
Membership fee	-	-	9	9
Total	-	-	9	40,209

Other related party transactions include Series B investments from funds under control or significant influence of Board members and membership fees.

Certain members of the Company's board of directors, either directly or through entities controlled by them, participated in the PIPE financing entered into in connection with the Business Combination. Aggregate PIPE investments by such related parties amounted to EUR 10,176 thousand. These investments were made on substantially the same terms and conditions as those applicable to the other PIPE investors. There were no outstanding balances related to these transactions as of September 30, 2026.

12.
Contingencies and Commitments

The Group has issued performance guarantees and advance payment guarantees to customers in connection with ongoing delivery projects totaling EUR 12,675 thousand (December 31, 2025: EUR 13,325 thousand). These guarantees are typically issued by financial institutions on behalf of the Group and secure the Group's contractual obligations to deliver quantum computing systems in accordance with agreed specifications and timelines.

As of September 30, 2026, the Group had entered into a lease agreement that has not yet commenced as of the reporting date. The undiscounted future lease payments under this agreement amount to EUR 3,820 thousand.

13.
Events after the interim period

Leasing - New Headquarter:

Effective October 1, 2026, the Company relocated its registered office to Keilalahdentie 2 - 4, 02150 Espoo, Finland (previously Keilaranta 19D, 02150 Espoo, Finland). The relocation does not affect the Company's legal status or business operations and has no material impact on the financial statements as presented.

The related lease agreement runs until September 30, 2031, with an initial right-of-use asset and lease liability amounting to EUR 3,510 thousand each, and monthly lease payments of EUR 64 thousand.